Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIRD QUARTER 2009

The following discussion of the financial condition and results of operations should be read in conjunction with the 2008 Consolidated Financial Statements and the September 30, 2009 Interim Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2008 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 16, 2009.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth; trends in our industry; our financial or operational results including anticipated expenses, benefits or payments; the expected gains from our recently announced intention to redeem our 7.875% Senior Subordinated Notes due 2011 (2011 Notes) and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic downturn and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in  the trend for outsourcing; variability of operating results among periods; our dependence on a limited number of customers; the challenge of responding to changes in customer demand; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; the challenge of managing our financial exposures to foreign currency fluctuations; and the delays in the delivery and/or general availability of various components and materials used in our manufacturing process. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We provide end-to-end product lifecycle solutions to original equipment manufacturers (OEMs) in the consumer, enterprise computing, communications, industrial, aerospace and defense, and healthcare markets.

To support our customers’ products throughout their entire lifecycle, we deliver end-to-end solutions including design, supply chain management, manufacturing and systems integration, fulfillment and after-market services to drive our customers’ success. We believe these solutions will help our customers eliminate waste from their supply chains, resulting in lower product lifecycle costs and greater financial returns.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through eight full-service mega-sites, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers in proximity to our mega-sites in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe that provide additional services and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our mega-sites and the deployment of our Total Cost of Ownership (TCOO™) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which can help drive greater levels of efficiency and improved service levels throughout our customers’ supply chains.

We depend upon a relatively small number of customers for a significant portion of our revenue. The majority of our revenue is derived from customers in the consumer, communications and enterprise computing markets.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by large revenue opportunities, operating margins are comparatively low. Capacity utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive.  As a result, return on invested capital, which is primarily affected by operating margins and investments in working capital and equipment, we believe is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers’ products, and general economic conditions. Recent global economic conditions and uncertainty, including the global economic downturn and volatile capital markets, have negatively impacted the operations of most EMS providers, including Celestica.

Impact of current economic environment:

We continue to be impacted by the weak end-market demand. In the first nine months of 2009, revenue declined year-over-year in all of the end markets we serve.  The global economic environment continues to affect many companies and industries. Forward visibility into end-market demand remains limited. Although we have operated relatively well in this environment, we expect that this environment will continue to impact our revenue, operating profitability and cash flow. As customers adjust their strategies in this environment, we have experienced increased pricing pressure and other competitive pressures. Despite the difficult end-market environment, recent demand increases have resulted in some component and material shortages, as well as extended lead times. If this trend accelerates, similar shortages could impact our financial results. The trend towards outsourcing continues to change as some customers have brought their production back in-house to fill capacity, while other customers have chosen to increase their outsourcing to reduce costs. Other customers have shifted their production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. This environment has resulted in additional restructuring actions and site closures as we respond to our customers’ actions. The uncertain environment has also impacted foreign currency rates, the fair value of our financial instruments and the returns we earn on our pension assets, among other items.  The global economic environment has impacted, and we expect will continue to impact, the financial condition of some of our customers and suppliers. We will continue to closely monitor our suppliers’ and customers’ financial condition and creditworthiness, in an effort to ensure continuity of supply and to limit the impact from companies that have or may become financially distressed. Although we have processes in place to limit our exposure to financially weaker customers and suppliers, our efforts may not eliminate all risks.  The interruption of supply from a raw materials supplier, especially for single sourced components, could have a significant impact on our operations, and on our customers, if we are unable to deliver finished products in a timely manner.

Summary of Q3 2009

The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Revenue	$2,030.8	$1,556.2	$5,742.8	$4,427.8
Gross profit	150.0	107.8	390.5	320.7
Selling, general and administrative expenses (SG&A) (1)	83.0	54.0	215.1	183.3
Net earnings (loss)	32.1	(0.6)	101.7	23.9
Basic earnings per share	$0.14	$0.00	$0.44	$0.10
Diluted earnings per share	$0.14	$0.00	$0.44	$0.10

	December 31	September 30
	2008	2009
Cash and cash equivalents	$1,201.0	$1,261.4
Total assets	3,786.2	3,469.8
Total long-term financial liabilities	733.1	581.1

(1) On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  We have retroactively reclassified computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets ($2.9 million —  third quarter of 2008; $8.7 million —  first nine months of 2008; $11.8 million — 2008).

Revenue for the third quarter of 2009 of $1.6 billion decreased 23% from $2.0 billion for the same period in 2008. Revenue decreased in this quarter in all end markets, except for storage and consumer markets which were relatively flat compared with the same period in the prior year.  The slower economic environment has continued to impact end market demand, resulting in lower production volumes.  Our production volumes also vary each quarter because of the impacts associated with new customer wins or customer disengagements, new program wins or losses, and seasonality, among other factors.  The consumer end market continues to be our largest segment representing 32% of revenue for the third quarter of 2009.  Sequentially, revenue for the third quarter of 2009 increased 11% primarily from higher revenue in our consumer, storage and server markets which offset the declines from our telecommunications market.

Gross profit for the third quarter of 2009 decreased 28% from the same period in 2008. Gross margin as a percentage of revenue decreased to 6.9% in the third quarter of 2009 compared to 7.4% for the same period in 2008.  The decreases are primarily due to lower volumes and changes in product mix, partially offset by benefits from cost reductions and restructuring actions.

SG&A for the third quarter of 2009 decreased 35% from the same period in 2008 primarily due to lower foreign exchange losses, benefits from cost reductions and restructuring actions, and benefits from the reversal of bad debt provisions.

In January 2008, we announced that we would incur restructuring charges of between $50 million and $75 million. In July 2009, we announced further restructuring charges of between $75 million and $100 million.  Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program.  During 2008 and through the third quarter of 2009, we recorded total restructuring charges of $104.9 million. Of that amount, $42.0 million was recorded in the third quarter of 2009.  We expect to complete these restructuring actions by the end of 2010.

In September 2009, we announced our intent to redeem all of the outstanding 2011 Notes, with an aggregate principal amount of $339.4 million.  In accordance with the terms of the 2011 Notes, we will redeem the 2011 Notes at a price of 101.969% of the principal amount plus accrued and unpaid interest to the redemption date.  We will complete the redemption in the fourth quarter of 2009 using our existing cash resources, and expect to record a gain of approximately $10 million in other charges during the fourth quarter of 2009.  We expect the redemption will result in an estimated benefit to our net interest expense of approximately $14 million in 2010.

Other performance indicators:

In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following metrics:

Cash Cycle Days:

	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09
Days in accounts receivable	44	42	43	50	56	50	49
Days in inventory	42	42	40	41	50	47	42
Days in accounts payable	(73)	(71)	(72)	(79)	(87)	(76)	(76)
Cash cycle days	13	13	11	12	19	21	15

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

Cash cycle days for the third quarter of 2009 increased from the same period in 2008 by 4 days. A/R and inventory days increased by 6 days and 2 days, respectively, from the third quarter of 2008, partially offset by an increase in A/P days. The year-over-year increase in A/R and inventory days reflects the weaker revenue levels this quarter. The A/R days also increased this quarter as a result of the year-over-year reduction in the amount of A/R sold under the A/R sales program, partially offset by strong cash collections driven in part by changes in customer payment terms. Cash cycle days for the third quarter of 2009 improved 6 days compared to the second quarter of 2009, primarily reflecting improved inventory turns.

Management also reviews adjusted net earnings, EBIAT, return on invested capital (ROIC) and free cash flow metrics, which are referred to in the non-GAAP measures on page 18.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions, especially in light of the current economic environment and uncertainties.

Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2008 Consolidated Financial Statements.  Effective January 1, 2009, we adopted the revised accounting standards for goodwill and intangible assets, which are summarized in note 1 to the September 30, 2009 Interim Consolidated Financial Statements.  We have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet at December 31, 2008 from property, plant and equipment to intangible assets.  We have also reclassified $2.9 million of computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets for the third quarter of 2008 ($8.7 million —  first nine months of 2008; $11.8 million —  2008).  The critical accounting policies that are impacted by judgments, assumptions and estimates used in the preparation of our financial statements are disclosed in the 2008 MD&A included in our Annual Report on Form 20-F.

Operating Results

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory and changes in their supply chain strategies or suppliers.  Our annual and quarterly operating results are affected by: the mix and seasonality of business in each of our end markets; price competition; mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; availability of components or labor; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers for certain IT systems and production support; the ability to manage inventory, production location and equipment effectively; the ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution issues, preference for consolidation or a change in their supplier base, consolidation among OEMs, as well as decisions to adjust the volume of business being outsourced. Our operating results for each quarter include the impacts associated with customer disengagements or program losses, as well as new customer outsourcing, new program wins from existing customers, or program wins from competitors. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant quarterly variations can result from the timing of new programs reaching full production, existing programs being fully transferred to a competitor and programs reaching end-of-life.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.6	93.1	93.2	92.8
Gross profit	7.4	6.9	6.8	7.2
SG&A (1)	4.1	3.5	3.7	4.1
Amortization of intangible assets (1)	0.3	0.3	0.4	0.4
Other charges	0.8	2.8	0.4	1.7
Interest expense, net of interest income	0.5	0.5	0.5	0.7
Earnings (loss) before income taxes	1.7	(0.2)	1.8	0.3
Income taxes recovery (expense)	(0.1)	0.2	(0.0)	0.2
Net earnings (loss)	1.6%	—%	1.8%	0.5%

(1) On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  We have retroactively reclassified computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets ($2.9 million —  third quarter of 2008; $8.7 million — first nine months of 2008, $11.8 million —  2008).

Revenue:

Revenue for the third quarter of 2009 of $1.6 billion decreased 23% from $2.0 billion for the same period in 2008. Revenue decreased in this quarter in all end markets, except for storage and consumer markets which were relatively flat compared with the third quarter of 2008.  Revenue decreased 23% to $4.4 billion in the first nine months of 2009, decreasing in all end markets compared to the same period in 2008.  The slower economic environment has continued to impact end market demand, resulting in lower production volumes.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Three months ended
	September 30	June 30	September 30
	2008	2009	2009
Consumer	25%	22%	32%
Enterprise communications	25%	23%	20%
Servers	15%	12%	13%
Storage	10%	12%	13%
Telecommunications	14%	20%	12%
Industrial, aerospace and defense, and healthcare	11%	11%	10%

Beginning January 1, 2009, we included certain customer programs, such as office products, automotive and healthcare, in our industrial, aerospace and defense, and healthcare category.  Previously, we included these customer programs in our consumer category.  We have restated our prior period percentages to conform to the current period’s presentation.  For the third quarter of 2008, we reclassified 3% of revenue from our consumer end market category to industrial, aerospace and defense, and healthcare.

Our revenue and operating results vary from period to period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, as well as the impact associated with new customer wins or customer disengagements, and new program wins or losses, among other factors.

Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

Revenue from our consumer market in the third quarter of 2009 increased sequentially from the second quarter of 2009, primarily as a result of new program wins and seasonality.  Revenue from our storage and server end markets grew sequentially reflecting growth in demand and new business wins from existing customers.  Revenue from our telecommunications market decreased sequentially from the second quarter reflecting primarily weaker end markets and the transfer of a program back to a customer.  Revenue from our enterprise communications market in the third quarter of 2009 declined from the same period in 2008 due to a combination of weaker end markets and our 2008 decisions to disengage from programs generating unacceptable returns.

For the third quarter and first nine months of 2009, one customer individually represented more than 10% of total revenue. For the third quarter and first nine months of 2008, no customer represented more than 10% of total revenue.  This also impacted our customer concentration percentages below.

Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including overall changes in demand for a customer’s product, seasonality of business, new program wins, program consolidations or losses, the phasing in or out of programs, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended
	September 30	June 30	September 30
	2008	2009	2009
Top 10 customers	62%	70%	72%

We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. Recent global economic conditions and uncertainty could continue to adversely affect our customers and negatively impact our financial results.  Recent demand increases have resulted in some component and material shortages, as well as extended lead times.  If this trend accelerates, similar shortages could impact our financial results.

We believe our growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering end-to-end product lifecycle solutions which include design, supply chain management, manufacturing and systems integration, fulfillment and after-market services. In our industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Gross profit (in millions)	$150.0	$107.8	$390.5	$320.7
Gross margin	7.4%	6.9%	6.8%	7.2%

Gross profit for the third quarter of 2009 decreased 28% compared to the same period in 2008.  The decrease in gross profit was primarily a result of lower volumes and changes in product mix, partially offset by continued operational improvements.  For the first nine months of 2009, gross profit decreased 18% compared to the same period in 2008. Gross margin as a percentage of revenue improved for the first nine months of 2009 compared to the same period in 2008, reflecting the continued operational improvements and benefits from cost reductions and restructuring actions, which more than offset the adverse factors noted for the quarter.

Multiple factors cause gross margins to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; pricing pressures from competitors; foreign exchange volatility; the availability of components; and other factors.

Selling, general and administrative expenses:

SG&A decreased 35% to $54.0 million (3.5% of revenue) in the third quarter of 2009 compared to $83.0 million (4.1% of revenue) for the same period in 2008.  The decrease in SG&A for the quarter is primarily due to lower foreign exchange losses, benefits from cost reductions and restructuring actions, and benefits from the reversal of bad debt provisions. During the third quarter of 2008, we incurred foreign exchange losses of $12.2 million primarily due to the volatility in foreign exchange rates, particularly in September 2008, for certain foreign currencies.  Approximately one-half of these losses resulted from the devaluation of the Brazilian real compared to the U.S. dollar in September 2008 and a higher net asset position in the Brazilian real at September 30, 2008.  For the third quarter of 2009, we recorded nominal foreign exchange losses.  SG&A for the third quarter of 2009 also benefited from the reversal of bad debt provisions reflecting our collection of previously doubtful amounts.  Bad debt provisions for the third quarter decreased by approximately $5 million compared to the third quarter of 2008.

SG&A for the first nine months of 2009 decreased 15% to $183.3 million (4.1% of revenue) compared to $215.1 million (3.7% of revenue) for the same period in 2008.  The decrease in SG&A for the first nine months of 2009 was primarily a result of lower variable compensation, IT and consulting costs, and overall cost reductions.  The increase in SG&A as a percentage of revenue for the first nine months of 2009 compared to the same period in 2008 primarily reflects the fixed nature of some of our SG&A expenses as well as the lower revenue levels in the first nine months of 2009.  The impact of foreign exchange for the first nine months of 2008 was minimal, as the foreign exchange losses recorded in the third quarter of 2008 were offset by foreign exchange gains recognized in the first half of 2008.  For the first nine months of 2009, we recorded nominal foreign exchange losses.

Each quarter, we incur unrealized foreign exchange gains or losses on the translation of foreign currency denominated asset and liability balances to U.S. dollars and these amounts are included in SG&A. The amount of these gains or losses fluctuates from quarter to quarter and is dependent on currency markets and the value of our foreign currency denominated asset or liability positions in each period. We also incur realized transactional foreign exchange gains or losses in the normal course of business.  To mitigate the foreign exchange translation volatility that impacted us in the second half of 2008, we entered into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. Since the balance sheet hedges are based on forecasts of the future position of net assets or liabilities denominated in foreign currencies, they may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

Other charges:

(i)                                     We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Restructuring charges	$16.8	$42.0	$23.7	$69.6

Between 2001 and 2004, we announced global restructuring plans as a result of end-market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia. During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels.

In January 2008, we estimated that a restructuring charge of between $50 million to $75 million would be recorded throughout 2008 and 2009. In light of the continued uncertain economic environment, we determined that further restructuring actions were required to improve our overall utilization and reduce overhead costs, and in July 2009 we announced additional restructuring charges of between $75 million and $100 million.  Combined, we expect to incur total restructuring charges of between $150 million and $175 million associated with this program.  We recorded $104.9 million of restructuring charges during 2008 and through the first nine months of 2009.  Of that amount, $42.0 million was recorded in the third quarter of 2009. We expect to complete these restructuring actions by the end of 2010.  As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our recorded expense and liability amounts.

Our restructuring actions include consolidating facilities and reducing our workforce, primarily in the Americas and Europe. The majority of the employees terminated are manufacturing and plant employees. For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.  All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

(ii)                              We have recorded the following charges related to the debt repurchase for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Gain on repurchase of Senior Subordinated Notes	$—	$—	$—	$(9.1)
Write-down of embedded prepayment option	—	1.1	—	16.7
	$—	$1.1	$—	$7.6

In March 2009, we paid $149.7 million, excluding accrued interest, to repurchase 2011 Notes with a principal amount at maturity of $150.0 million.  In the first quarter of 2009, we recognized a gain of $9.1 million on the repurchase of the 2011 Notes which we recorded in other charges.  The gain on the repurchase was measured based on the carrying value of the repurchased portion of the 2011 Notes on the date of repurchase.  We also terminated our interest rate swap agreements in the amount of $500.0 million related to the 2011 Notes and received $14.7 million in cash, excluding accrued interest, as settlement of these agreements.  In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes.  As a result of discontinuing fair value hedge accounting in the first quarter of 2009, we recorded a write-down of $15.6 million in the carrying value of the embedded prepayment option on the 2011 Notes to reflect the change in fair value upon hedge de-designation, which we recorded in other charges.  In connection with our intent to redeem the remaining outstanding 2011 Notes, we recorded a write-down of $1.1 million in the carrying value of the embedded prepayment option on the 2011 Notes in other charges during the third quarter of 2009.

Interest expense on long-term debt and other interest income/expense:

The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Interest costs on credit facilities and Senior Subordinated Notes (Notes) (i)	$13.2	$12.1	$42.1	$36.6
Mark-to-market adjustment and amortization of basis adjustment (ii)	0.9	(3.7)	0.2	(7.0)
Interest expense on long-term debt	$14.1	$8.4	$42.3	$29.6
Interest income, net of other interest expense (iii)	$4.3	$—	$13.5	$0.3

(i) Our interest expense consists primarily of the interest costs on the Notes. The interest rate on the Senior Subordinated Notes due 2013 (2013 Notes) was fixed at 7.625%.  The interest rate on our 2011 Notes was fixed at 7.875%; however, we entered into agreements to swap the fixed interest rate for a variable rate. In connection with the debt repurchase in the first quarter of 2009, we terminated these interest rate swap agreements in February 2009.  The average interest rate on the 2011 Notes for the third quarter of 2009 was fixed at 7.875% (third quarter of 2008 — 5.8%, after reflecting the variable interest rate swaps).  For the first nine months of 2009, the average interest rate on the 2011 Notes was 7.0% (first nine months of 2008 — 6.4%, after reflecting the variable interest rate swaps).

(ii) We mark-to-market the bifurcated embedded prepayment options in our debt instruments until the options are extinguished. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads.  As a result of discontinuing fair value hedge accounting on the 2011 Notes, we amortized the historical fair value adjustment on the 2011 Notes as a reduction to interest expense on long-term debt over the remaining term of the 2011 Notes.  We also applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. The changes in fair values each period were recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or planned debt redemption which we recorded in other charges.

(iii) Interest income earned on cash balances throughout the first nine months of 2009 was significantly lower compared to the same periods in 2008 primarily due to lower rates.

In September 2009, we announced our intent to redeem all of the outstanding 2011 Notes.  We will complete the redemption in the fourth quarter of 2009 using our existing cash resources.  We expect the redemption will result in an estimated benefit to our net interest expense of approximately $14 million in 2010.

Income taxes:

Income tax recovery for the third quarter of 2009 was $2.2 million on losses before tax of $2.8 million compared to an income tax expense of $2.4 million for the same period in 2008 on earnings before tax of $34.5 million. Income tax recovery for the first nine months of 2009 was $7.8 million on earnings before tax of $16.1 million compared to an income tax expense of $1.1 million for the same period in 2008 on earnings before tax of $102.8 million.  Current income taxes for the third quarter and first nine months of 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable. Deferred income taxes for the third quarter and first nine months of 2009 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada. Current income taxes for the third quarter and first nine months of 2008 consisted primarily of tax expense in jurisdictions with current taxes payable and a tax recovery related to tax reserves estimated as a result of ongoing Canadian tax audits.  Deferred income taxes for the third quarter and first nine months of 2008 were comprised primarily of the deferred tax recovery on losses in Canada and deferred tax expense related to changes in expected tax uncertainties.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter to quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $567.3 million is required in respect of our deferred income tax assets as at September 30, 2009 (December 31, 2008 — $591.9 million).

As at September 30, 2009, the net deferred income tax liability balance was $20.0 million (December 31, 2008 — $31.2 million).

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, and in particular inter-company financing and transfer pricing policies, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Acquisitions and divestitures:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global manufacturing network. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be.  There can also be no assurance that an acquisition can be successfully integrated or generate the returns that were expected.

We evaluate our operations from time to time and may propose future divestitures as a result of changes in the market place and/or our exit from less profitable or non-strategic operations.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	As at December 31	As at September 30
	2008	2009
Cash and cash equivalents	$1,201.0	$1,261.4

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Cash provided by operations	$87.8	$146.4	$203.4	$248.5
Cash used in investing activities	(30.5)	(4.8)	(59.1)	(49.3)
Cash provided by (used in) financing activities	(2.1)	0.5	(2.8)	(138.8)

Cash provided by operations:

We generated $146.4 million in cash from operations during the third quarter of 2009 primarily from a change in working capital and earnings after adding back non-cash charges.  The improvements in A/P this quarter were offset by increases in A/R and inventory. The increase in our A/R balance from the prior quarter reflects primarily the reduction in A/R sold under the A/R sales program of $30 million and higher revenue for the third quarter, partially offset by strong cash collections driven in part by changes in customer payment terms.  The increase in inventory from the prior quarter was primarily to support higher revenue.

Cash used in investing activities:

During the third quarter of 2009, we spent $9.9 million on capital expenditures primarily to enhance our supply chain and manufacturing capabilities in various geographies and to support new customer programs.

Cash provided by (used in) financing activities:

During the third quarter of 2009, there were no significant financing activities. In March 2009, we repurchased Notes for an aggregate purchase price of $149.7 million in cash.  In connection with that repurchase, we terminated our interest rate swap agreements and received $14.7 million in cash as settlement of these agreements.

Cash requirements:

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility and bank overdraft facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of A/R and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of A/R and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders’ positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. With the current global economic downturn and capital market weakness, such financings and other transactions may not be available on terms acceptable to us or at all. At September 30, 2009, we had significant cash balances in excess of our debt obligations.

In June 2004, we issued 2011 Notes that are due July 2011 with an aggregate principal amount of $500.0 million and a fixed interest rate of 7.875%. In June 2004, we entered into agreements to swap the fixed interest on the 2011 Notes with a variable interest rate based on LIBOR plus a margin. We terminated these swap agreements in February 2009.  In June 2005, we issued 2013 Notes that are due July 2013 with an aggregate principal amount of $250.0 million and a fixed interest rate of 7.625%.  Interest on the Notes is payable in January and July of each year until maturity. These Notes are unsecured and subordinated in right of payment to all our senior debt. We are entitled to redeem the Notes, in each case at various premiums above face value. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes. These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at September 30, 2009.

In December 2008, we paid $30.4 million to repurchase Notes with a principal amount at maturity of $37.5 million. In March 2009, we paid $149.7 million to repurchase 2011 Notes with a principal amount at maturity of $150.0 million.  In September 2009, we announced our intent to redeem all of our outstanding 2011 Notes with an aggregate principal amount of $339.4 million at a price of 101.969% of the principal amount, plus accrued and unpaid interest to the redemption date.  We will complete the redemption in the fourth quarter of 2009.  We may, from time to time, repurchase additional Notes in the open market or otherwise, at our discretion.

As a result of our recent debt repurchase activities, we have updated to September 30, 2009 our schedule of contractual obligations, as it relates to long-term debt, that require future payments as follows (in millions):

	Total	2009(i)	2010	2011	2012	2013	Thereafter
Long-term debt(ii)	$562.5	$339.4	$—	$—	$—	$223.1	$—
Interest on long-term debt	77.1	17.6	17.0	17.0	17.0	8.5	—

(i)                                     2009 — Includes $339.4 million for redemption of remaining 2011 Notes in the fourth quarter of 2009.  Includes interest on the 2011 Notes from July 1 to the expected date of redemption and interest on the 2013 Notes from July 1 to December 31.

(ii)                                  Represents the principal repayments on long-term debt.

Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments and, from time to time, make voluntary contributions to the pension plans. Based on our most recent actuarial valuations, we estimate our minimum funding requirements for 2009 to be $31.9 million (2008 —  $33.8 million). We also expect to contribute $3.1 million to the non-pension post-employment benefit plans to fund the estimated benefit payments in 2009.  We expect our total pension expense for 2009 to be $22.0 million (2008 —  $18.0 million).

We maintain multiple defined benefit plans. Our contribution amount is determined based on actuarial valuations. The global economic conditions have impacted our asset returns, primarily in the second half of 2008. Continued volatility in the capital markets will impact future asset values in our pension plans. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Risks associated with actuarial valuation measurement uncertainty may also result in higher future cash contributions.  We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our results of operations, cash flows or liquidity.

As of September 30, 2009, we had committed approximately $30 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies to support new customer programs. Based on our current operating plans, we anticipate capital spending for 2009 to be approximately 1.1% to 1.2% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

Litigation and contingencies:

In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

We expect to receive a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. The distribution of the settlement funds is subject to court approval and, as a result, we have not yet recorded a gain.  We intend to record the recovery, net of estimated costs and expenses, in other charges when the settlement is approved.  We expect to record a net recovery of between $21 million and $27 million during the fourth quarter of 2009.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities, senior subordinated notes and share capital.

At September 30, 2009, we had total cash of approximately $1.3 billion, comprised of cash (approximately 32%) and cash equivalents (approximately 68%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at September 30, 2009 a Standard and Poor’s rating of A-1 or above.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. At September 30, 2009, we had full access to a $200.0 million credit facility, access to bank overdraft facilities, and we can sell up to $250.0 million in A/R, on a committed basis, under an A/R sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence, the sale of assets and a change of control. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our Notes also have restrictions on financing activities. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants.  As of September 30, 2009, we were in compliance with these covenants.

We repurchased approximately 20% of our outstanding Notes in March 2009 and will redeem the remaining 2011 Notes in the fourth quarter of 2009.  We may continue to repurchase additional Notes in the future, at our discretion.  We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders, nor repurchase shares through a stock buy-back plan.  We may, from time to time, purchase shares in the open market for the settlement of share unit awards to employees under our long-term incentive plans.

Our strategy on capital risk management has not changed since 2008. Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Our revolving credit facility for $300.0 million expired in April 2009. In April 2009, we renewed this facility on generally similar terms and conditions, and reduced the size of the facility to $200.0 million, with a maturity of April 2011.  We have pledged certain assets, including the shares of certain North American subsidiaries, as security for the facility. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin, except that borrowings under the swing-line facility bear interest at a base rate plus a margin. Under the terms of the renewed facility, borrowings bear a higher interest rate than under the previous terms.  The facility has restrictive covenants relating to debt incurrence, the sale of assets, and a change of control. We are also required to comply with financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at September 30, 2009.  There were no borrowings outstanding under our facility at September 30, 2009. Commitment fees for the first nine months of 2009 were $1.5 million.  We paid $2.3 million in upfront commitment fees and closing costs in the second quarter of 2009.  These costs are amortized to interest expense on long-term debt over the term of the renewed facility.

We have additional uncommitted bank overdraft facilities available for operating requirements which total $65 million at September 30, 2009. There were no borrowings outstanding under these facilities at September 30, 2009.

In November 2005, we entered into an agreement to sell certain A/R to a third-party bank (which had at September 30, 2009 a Standard and Poor’s rating of A+), and other qualified purchasers. We can sell up to $250.0 million in A/R, on a committed basis, to provide short-term liquidity. The program also provides for the sale of certain A/R in excess of the committed amount at the discretion of the purchasers.  At September 30, 2009, there were no outstanding A/R that were sold under the program (June 30, 2009 — $30 million; March 31, 2009 — $100 million; December 31, 2008 — zero dollars sold). We are in the process of renewing this program, which expires in November 2009.

Both Standard and Poor’s and Moody’s Investors Service provide ratings on our Notes and a corporate rating on Celestica. These credit ratings reflect the agencies’ current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry’s operating environment, financial performance of the debtor, creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

On September 29, 2009, Standard and Poor’s upgraded our corporate rating to BB- from B+ and our Notes rating to BB- from B, with a stable outlook. The Notes rating, which is 13th out of 22 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. At October 16, 2009, our Moody’s Investor Service corporate rating is B1 and our Notes rating is B3, unchanged from the prior quarter.  The Notes rating is 16th out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could adversely impact our future cost of borrowing.  At September 30, 2009, we had significant cash balances in excess of our debt obligations.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds that are secured exclusively by U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We traditionally enter into forward exchange contracts to hedge against our cash flows in foreign currencies. To mitigate foreign exchange translation volatility, we enter into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. These balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

At September 30, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$189.2	$0.90	15	$4.6
British pound sterling	84.3	1.62	4	1.5
Mexican peso	60.6	0.07	12	0.3
Thai baht	38.4	0.03	12	(0.1)
Malaysian ringgit	35.9	0.28	12	0.2
Singapore dollar	21.8	0.69	12	0.4
Euro	21.2	1.43	4	(0.3)
Brazilian real	7.0	0.56	3	(0.3)
Romanian lei	6.3	0.34	7	(0.1)
Czech koruna	4.9	0.06	3	—
Total	$469.6			$6.2

The fair value of these contracts at September 30, 2009 was a net unrealized gain of $6.2 million (December 31, 2008 — net unrealized loss of $38.9 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end.  The change in the net unrealized gain or loss of our foreign currency contracts during the first nine months of 2009 is due primarily to the settlement of contracts with significant losses and the favourable movement in the exchange rates for the currencies we hedge.  We will continue to closely monitor our hedging program each quarter.   The counterparties to these contracts are financial institutions each of which had at September 30, 2009 a Standard and Poor’s rating of A or above.

Financial risks:

We are exposed to a variety of financial risks associated with financial instruments as part of our normal operations. We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.

Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts and cash payments denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our hedging program.

Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates.  Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had at September 30, 2009 a Standard and Poor’s rating of A or above. The financial institution with which we have an A/R sales program had a Standard and Poor’s rating of A+ at September 30, 2009.  At September 30, 2009, there were no outstanding A/R that were sold under the program.  Therefore, we believe that the credit risk of counterparty non-performance is low.

We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations, as well as frequent communications with them, enabling us to monitor current changes in their business operations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at September 30, 2009, less than 1% of our gross A/R were over 90 days past due and our allowance for doubtful accounts balance was $10.8  million.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. The redemption of our 2011 Notes is planned for the fourth quarter of 2009 and will be funded from existing cash resources.  Our 2013 Notes are scheduled to mature in July 2013. Management believes that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our credit facility and bank overdraft facilities are sufficient to support our financial obligations.

Outstanding Share Data

As of October 15, 2009, we had 210.5 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 10.5 million outstanding stock options, 7.4 million outstanding restricted share units and 7.0 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance-based vesting).

In October 2009, we issued a short form prospectus related to the secondary offering of 11 million subordinate voting shares of our company.  On October 14, 2009, Onex Corporation and certain of its affiliates (Onex), our controlling shareholder, sold 11 million shares of Celestica.  As part of the secondary offering, Onex converted approximately 11 million multiple voting shares to 11 million subordinate voting shares in order to transact the sale.  We did not receive any proceeds from the sale.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the third quarter of 2009, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s report on page F-1 of our Annual Report on Form 20-F. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for the year ended December 31, 2008. This report appears on page F-2 of our Annual Report on Form  20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2007	2008				2009
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$2,210.5	$1,835.7	$1,876.3	$2,030.8	$1,935.4	$1,469.4	$1,402.2	$1,556.2
Gross profit %	6.0%	6.3%	6.7%	7.4%	7.3%	7.6%	7.3%	6.9%
Net earnings (loss)	$(11.7)	$29.8	$39.8	$32.1	$(822.2)	$19.2	$5.3	$(0.6)
# of basic shares	229.1	229.1	229.2	229.4	229.4	229.4	229.4	229.5
# of diluted shares	229.1	229.2	230.4	230.3	229.4	229.4	230.2	229.5
Net earnings (loss):
per share — basic	$(0.05)	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00
per share — diluted	$(0.05)	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02	$0.00

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the fourth quarters of 2007 and 2008 include the results of our annual impairment testing of goodwill and long-lived assets; and

•                  all quarters of 2007, 2008 and 2009 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Third quarter 2009 compared to second quarter 2009:

Revenue for the third quarter of 2009 increased 11% to $1.6 billion from $1.4 billion for the second quarter of 2009 primarily due to new program wins in the consumer market and increased demand due to seasonality.  In addition, revenue from our storage and server markets increased sequentially from the second quarter of 2009, offsetting the declines from our telecommunications market. Gross margins decreased from 7.3% of revenue in the second quarter of 2009 to 6.9% in the third quarter of 2009 primarily as a result of changes in the mix of products manufactured.  SG&A decreased $7.9 million from the second quarter of 2009 to $54.0 million in the third quarter of 2009.  SG&A for the third quarter primarily benefited from the timing of spending and the reversal of bad debt provisions for certain customers.  The net loss in the third quarter of 2009 included restructuring and other charges totaling $43.5 million.

Third quarter 2009 actual compared to guidance:

On July 23, 2009, we provided the following guidance for the third quarter of 2009:

	Q3 09
	Guidance			Actual
Revenue (in billions)	$1.425	to	$1.575	$1.556
Adjusted net earnings per share	$0.11	to	$0.17	$0.17

Our guidance is provided on an adjusted net earnings (defined below) basis only as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.  A reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings is set forth below.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, option expense, amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments. The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. See reconciliation below.

Both revenue and adjusted net earnings for the third quarter of 2009 met the high end of our published guidance.

Management also uses other non-GAAP measures as a method to evaluate its operating performance.  See the table below.

The following table sets forth, for the periods indicated, a reconciliation of adjusted net earnings to Canadian GAAP net earnings and other non-GAAP information (in millions, except per share amounts):

	2008			2009
	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Three months ended September 30
Revenue	$2,030.8	$—	$2,030.8	$1,556.2	$—	$1,556.2
Cost of sales (1)	1,880.8	(0.5)	1,880.3	1,448.4	(0.5)	1,447.9
Gross profit	150.0	0.5	150.5	107.8	0.5	108.3
SG&A (1) (2)	83.0	(0.6)	82.4	54.0	(0.8)	53.2
Amortization of intangible assets (2)	6.3	(3.4)	2.9	4.7	(1.9)	2.8
Other charges	16.4	(16.4)	—	43.5	(43.5)	—
Operating earnings - EBIAT (3)	44.3	20.9	65.2	5.6	46.7	52.3
Interest expense, net	9.8	—	9.8	8.4	—	8.4
Net earnings (loss) before tax	34.5	20.9	55.4	(2.8)	46.7	43.9
Income tax expense (recovery)	2.4	(1.3)	1.1	(2.2)	6.6	4.4
Net earnings (loss)	$32.1	$22.2	$54.3	$(0.6)	$40.1	$39.5

W.A. # of shares (in millions) - diluted	230.3		230.3	229.5		231.7
Earnings per share - diluted	$0.14		$0.24	$0.00		$0.17

ROIC (4)			13.9%			21.9%
Free cash flow (5)			$57.4			$139.1

	2008			2009
	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Nine months ended September 30
Revenue	$5,742.8	$—	$5,742.8	$4,427.8	$—	$4,427.8
Cost of sales (1)	5,352.3	(2.3)	5,350.0	4,107.1	(1.8)	4,105.3
Gross profit	390.5	2.3	392.8	320.7	1.8	322.5
SG&A (1) (2)	215.1	(2.7)	212.4	183.3	(2.8)	180.5
Amortization of intangible assets (2)	20.5	(11.8)	8.7	15.3	(6.9)	8.4
Other charges	23.3	(23.3)	—	76.7	(76.7)	—
Operating earnings - EBIAT (3)	131.6	40.1	171.7	45.4	88.2	133.6
Interest expense, net	28.8	—	28.8	29.3	—	29.3
Net earnings before tax	102.8	40.1	142.9	16.1	88.2	104.3
Income tax expense (recovery)	1.1	13.2	14.3	(7.8)	18.3	10.5
Net earnings	$101.7	$26.9	$128.6	$23.9	$69.9	$93.8

W.A. # of shares (in millions) - diluted	230.0		230.0	230.5		230.5
Earnings per share - diluted	$0.44		$0.56	$0.10		$0.41

ROIC (4)			12.1%			18.1%
Free cash flow (5)			$144.4			$196.2

(1)          Non-cash option expense included in cost of sales and SG&A is added back for adjusted net earnings.

(2)          Certain 2008 GAAP numbers have been restated to reflect the change in accounting for computer software effective January 1, 2009 as required under Canadian GAAP.  For the third quarter of 2008, $2.9 million in amortization of computer software has been reclassified from SG&A expenses to amortization of intangible assets (first nine months of 2008 — $8.7 million).  Amortization of computer software is not added back for EBIAT and adjusted net earnings.  There is no impact to our current or previously reported EBIAT, adjusted net earnings or net earnings.

(3)         Management uses EBIAT as a measure to assess operating performance.  Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  We also exclude the following recurring charges: restructuring costs, option expense, amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments.  Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period.  The term EBIAT does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(4)         Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC metric used by the company includes operating margin, working capital management and asset utilization.  ROIC is calculated by dividing EBIAT by average net invested capital.  Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable.  The term ROIC does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  ROIC is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

(5)       Management uses free cash flow as a measure to assess cash flow performance.  Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment).  The term free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  Free cash flow is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

Fourth quarter 2009 guidance:

On October 22, 2009, we provided the following guidance for the fourth quarter of 2009:

Q4 09 — Guidance
Revenue (in billions)	$1.55 to $1.70
Adjusted net earnings per share	$0.14 to $0.20

At the midpoint, our revenue guidance for the fourth quarter of 2009 represents a 4% sequential increase from our third quarter of 2009.

Our guidance for the fourth quarter of 2009 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: forecasts from our customers, which range from 30  to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the fourth quarter of 2009 is given for the purpose of providing information about management’s current expectations and plans relating to the fourth quarter of 2009. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

(a)                               Goodwill and intangible assets:

On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.” This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. As required by this standard, we have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet as at December 31, 2008 from property, plant and equipment to intangible assets. In addition, we have reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets.  The adoption of this standard did not change our previously reported net earnings or loss.

(b)                               International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter of 2011.

We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations has been assigned to the project. We have also engaged an external IFRS consulting partner. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Board of Directors on the project’s progress. Our project focuses on the key areas impacted by this conversion, including financial reporting, systems and processes, communications and training. Our transition plan is currently on track with our implementation schedule.  Although we have identified key accounting differences that may potentially affect our financial statements or operations, we cannot at this time determine the impact on our consolidated financial statements.

(c)                            Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

(d)                               Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

(e)                                Financial instruments — disclosures:

In June 2009, the CICA issued amendments to Handbook Section 3862, “Financial instruments — disclosures,” which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  These requirements correspond to the IFRS on financial instruments disclosures. This amendment is effective for our 2009 annual consolidated financial statements.  We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.